

Mail Stop 4561

August 2, 2006

William C. Stone
Chairman of the Board and Chief Executive Officer
SS&C Technologies, Inc.
80 Lamberton Road
Windsor, Connecticut 06095

Re: SS&C Technologies, Inc.
        Amended Registration Statement on Form S-4
        Filed July 26, 2006
        File No. 333-135139

Dear Mr. Stone,

        We have limited our review of the above referenced filing to the matters identified
below and have the following comments. If you disagree, we will consider your explanation
as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this information,
we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure
in your filing. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or any other aspect of our review. Feel free to
call us at the telephone numbers listed at the end of this letter.

Form S-4

1.   We refer you to your response to prior comment 13. More specifically, we note that
        you advise that WilmerHale "can opine as to the binding obligations of the
        Connecticut and New Jersey guarantors without addressing matters of Connecticut or
        New Jersey law because the indenture and related guarantees . . . are to be governed in
        accordance with the law of the State of New York, without giving effect to the
        applicable principles of conflicts of laws of another jurisdiction would be required
        thereby." Please advise of WilmerHale's factual and legal basis for its assertion that it
        may opine on the enforceability of the Senior Subordinated Notes without addressing
        or relying on opinion of other counsel as to their enforceability pursuant to New
        Jersey and Connecticut law. What is the basis of WilmerHale's belief that that the

issue of whether the obligations of a Connecticut company and a New Jersey company are valid and binding are matters of New York law, except for issues relating to due organization of the entity and authorization of the agreement? For example, explain why the choice of law provision precludes the application of Connecticut and New Jersey law as it applies to the enforceability of the Senior Subordinated Notes and explain how the choice of law provision distinguishes between issues that will be resolved by the application of New York law and the issues that will be resolved by the application of Connecticut law and New Jersey law, if any. Further, we note that in Exhibits 5.2 and 5.3 counsel appears to contemplate the potential applicability of Connecticut and New Jersey law to the issue of the enforceability of the Notes. For example, section (f) of Exhibit 5.3 contains a customary carve-out of New Jersey law that may impact the enforceability of the Senior Subordinated Notes.

2.   We direct your attention to section (b) of Exhibit 5.2. Subsections (ii) and (iv) appear to be overly broad carve-outs that require revision. For example, counsel assumes, without any independent investigation, that the execution, delivery and performance of the Notes Documents do not and will not conflict with or violate and not cause or result in a violation or breach of any law, statute, regulation or rule of any kind by which such party is bound or to which it is subject. Although we will not object to this assumption, if it is limited to entities other than Open Information Systems, with respect to that company, the assumption appears to effectively assume factual and legal matters that should be evaluated to render the legal conclusion. Subsection (iv) also appears to assume factual and legal matters that require evaluation to render the legal conclusion that the opinion should address. Please revise or advise.

Closing

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3730 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: John A. Burgess, Esquire
          James R. Burke, Esquire
          Wilmer Cutler Pickering Hale and Dorr LLP
          60 State Street
          Boston, Massachusetts 02109